Woofy Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Prepared by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Woofy Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 11, 2019

To: Board of Directors of Woofy, Inc.
        Attn: Arjun Rai, CEO

Re: 2017 and 2018 Financial Statement Review
        Woofy, Inc.

We have reviewed the accompanying financial statements of Woofy, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Group

WOOFY INC.
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

ASSETS	**2018**	**2017**
Current Assets		
Cash and cash equivalents	$ 538	$ 96,529
		$
Total Assets	$ 538	96,529
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
	$	
Convertible Notes	272,500	$ 0
Accrued Interest	13,683	0
Total Current Liabilities	286,183	0
Long Term Liabilities		
Convertible Notes	0	257,500
Accrued Interest	0	3,333
Total Long Term Liabilities	0	260,833
Total Liabilities	286,183	260,833
STOCKHOLDERS' EQUITY		
Common Stock: Class A Shares, par value $0.0001 per share	90	90
authorized 1,600,000 shares		
issued and outstanding 900,000 shares		
Common Stock: Class E Shares, par value $0.0001 per share	0	0
Authorized 900,000 shares, issued and outstanding 1,000 shares		
Retained Earnings (Deficit)	(285,735)	(164,394)
Total Stockholders' Equity	(285,645)	(164,304)
		$
Total Liabilities and Stockholders' Equity	$ 538	96,529

See Independent Accountants Review Report and Notes to Financial Statements

WOOFY INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Revenues	$ 0	$ 0
Operating expenses		
General and administrative	68,018	90,730
Sales and marketing	0	7,579
Salaries	42,973	55,767
Total operating expenses	110,991	154,076
Net Operating Income (Loss)	(110,991)	(154,076)
Interest expense	10,350	3,333
Net Income (Loss)	(121,341)	$(157,409)

WOOFY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2018 and 2017
(Unaudited)

	Class A Stock		Class E Stock		Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
Balance as of January 1, 2017	0	$ 0	900,000	$ 90	$ (6,985)	$ (6,895)
Net Income (Loss)	0	0	0	0	(157,409)	(157,409)
Balance as of December 31, 2017	0	0	900,000	90	(164,394)	(164,304)
Issuance of Common Stock	1,000	0	0	0	0	0
Net Income (Loss)	0	0	0	0	(121,341)	(121,341)
Balance as of December 31, 2018	1,000	$ 0	900,000	$ 90	$ (285,735)	$ (285,645)

WOOFY INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2018 and 2017
(Unaudited)

	2018	2017
Cash flows from operating activities		
	$	$
Net Income (Loss)	(127,191)	(157,409)
Decrease in accrued expenses	0	(4,395)
Interest expense	10,350	3,333
Net cash used in operating activities	(110,991)	(158,471)
Cash flows from financing activities		
Issuance of convertible notes	15,000	255,000
Net change in cash and cash equivalents	(95,991)	96,529
Cash and cash equivalents at beginning of period	96,529	0
Cash and cash equivalents at end of period	$ 538	$ 96,529

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

WOOFY INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on September 28, 2016 ("Inception") in the State of Delaware. The Company offers social media marketing on a subscription basis. The company is in the development stage and has generated no revenue as of December 31, 2018.

Since Inception, the Company has relied on funds received from its founders and the issuance of SAFE notes to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities. If the Company cannot secure additional short-term capital or continue to generate revenue from operating activities the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $538 and $96,529 in cash and cash equivalents, respectively.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Fixed Assets

Fixed assets are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the company had no fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. The Company's revenue comes from customers subscribing on the website, where they get a two-week free trial. At the end of the free trial they are charged for their subscription. Revenue is recognized in the period that the subscription is active.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2018, the Company had no accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The company does not yet have an equity-based compensation plan.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – CONVERTIBLE NOTES

In 2017 The Company issued $255,000 of 6% unsecured convertible notes due April 1, 2019. Accrued interest will be due April 1, 2019 if the notes do not covert prior to April 1, 2019. In 2018 The Company issued $15,000 of 6% unsecured convertible notes due May 9, 2020. Accrued interest will be due May 9, 2020 if the notes do not covert prior to maturity.

The notes totaling $270,000 are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a

Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018 the notes have not converted.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity:

Common Stock

Common Stock consists of Class A Common Stock, par value $0.0001 per share, and Class E Common Stock, par value $0.0001 per share. The Company has the authority to issue 1,600,000 shares of Class A Common Stock, and 900,000 shares of Class E Common Stock.

Preferred Stock

The Company has the authority to issue 500,000 shares of undesignated preferred stock, par value $0.0001 per share.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the years ending December 31, 2018 and 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

In 2019 the Company issued unsecured convertible notes totaling $35,000. Note totaling $10,000 has an interest rate of 5%, and a maturity date of November 6, 2020. Note totaling $25,000 has an interest rate of 6% and a maturity date of May 17, 2021. Note totaling $15,000 has an interest rate of 6%, and a maturity date of December 3, 2021.

Anticipated Crowdfunded Offering

The Company is offering up to $1,070,000 in Simple Agreements for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.
.
Management's Evaluation

Management has evaluated subsequent events through December 11, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: Woofy, Inc.

Date: _____11 / 15 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Woofy, Inc., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____11 / 15 / 2019_____, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____11 / 15 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

   a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

   b) Additional information that you have requested from us for the purpose of the review.

   c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

   ● Management,

   ● Employees who have significant roles in internal control, or

   ● Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Name:

Arjun Rai_____

Signature:

_____

Title:

_Founder + CEO_____